Mineral Resource and Mineral Reserve
at 31 December 2024

MINING TO EMPOWER PEOPLE
AND ADVANCE SOCIETIES

AngloGold Ashanti plc (AngloGold Ashanti) is a global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities in 11 countries, across four continents.

Navigating this report

This document is an interactive PDF with all active hyperlinks indicated by *blue, italic font*.

≪	Return to previous page
⌂	Return to table of contents
≫	Move to next page
🔍	Search



We welcome feedback on our reporting. Should you have any comments or suggestions on how we could improve the quality of our reports, contact our investor relations team at:

investors@anglogoldashanti.com

Contents

AngloGold Ashanti strives to actively create value by growing its major asset – its Mineral Resource and Mineral Reserve.

This drive is based on active, well-defined brownfields and advanced project development programmes, innovation in both geological modelling and mine planning, and continual optimisation of the asset portfolio. Ensuring a viable Mineral Resource and Mineral Reserve pipeline enables delivery of sustained value-adding growth in the long term.



Expanded Silicon, Nevada


Our purpose

Mining to empower people and advance societies

Empowering people: by fostering an inspiring environment of continuous improvement and operational excellence, people who work for AngloGold Ashanti are empowered to play a positive role, both within the organisation and in the countries in which we operate.

Advancing societies: through our business, we strive to add economic value and provide access to opportunity. Our aim is to positively impact people in the communities in which we operate, generating positive economic benefits and improving their quality of life.

Our mission

Allied to our purpose is our mission, to create value for our shareholders, employees and business and social partners by safely and responsibly exploring for, mining and marketing our products.

Our values

AngloGold Ashanti is committed to creating an inclusive and collaborative environment based on trust, respect and dignity. Our corporate values are fundamental to the conduct of our business, guiding how we behave, do our work and interact with our colleagues, our neighbours, the environment and our partners.


Safety


Respect


Integrity


Sustainability


Excellence


Collaboration

To access our 2024 reports, scan the QR code below




Annual reporting suite
reports.anglogoldashanti.com

Guide to our reporting 2024

Our 2024 reporting promotes transparency and communication with a range of stakeholders, providing considered, comprehensive disclosure on AngloGold Ashanti's strategic, financial, operational, governance, social and environmental performance for the financial year ended 31 December 2024. Our reports are intended to address the information requirements of investors and other interested stakeholders.

Our suite of reports includes the following:

- **Annual Report on Form 20-F (20-F)**, our primary report, which given our primary listing on the New York Stock Exchange (NYSE), is produced in accordance with the reporting requirements of the US Securities and Exchange Commission (SEC), to be filed in due course

- **Annual Report**, produced in compliance with the UK Companies Act 2006 and has the following components:
  - Strategic Report
  - Corporate Governance (includes the Directors' report)
  - Annual Financial Statements (AFS)

- **Notice of Meeting 2025**

- **Sustainability Report**, produced in accordance with the Global Reporting Initiative (GRI) Standards 2021, including GRI 14: Mining Sector 2024 Standard and the SASB Standards (now part of the IFRS Foundation)

- **Mineral Resource and Mineral Reserve Report**, aligned with SEC mining property disclosure requirements set out in Subpart 1300 of Regulation S-K (17 CFR § 229.1300) (Regulation S-K 1300)

- **Operational Profiles**

- **Human Rights Report** and **Modern Slavery Statement**, to be published later in the year

Notes:

- *AngloGold Ashanti, the Company or the Group, refers to AngloGold Ashanti plc.*

- *All 2024 numbers include Centamin plc (Centamin) since its acquisition on 22 November 2024, unless specified otherwise*

- *The information in this report is based on information signed off by Mrs.TM Flitton, a Qualified Person who is a full-time employee of AngloGold Ashanti. Mrs.TM Flitton has provided consent to the inclusion of Mineral Resource and Mineral Reserve information in this report, in the form and context in which it appears. AngloGold Ashanti confirms that it is not aware of any new information or data that materially affects the 2024 Mineral Resource and Mineral Reserve information included in its Earnings Release for the three months and the year ended 31 December 2024, which was released on 19 February 2025 (the "FY 2024 Earnings Release") and, in the case of estimates of Mineral Resource or Mineral Reserve, that all material assumptions and technical parameters underpinning the estimates in the FY 2024 Earnings Release continue to apply and have not materially changed. The Company confirms that the form and context in which the Qualified Person's findings are presented have not been materially modified from the FY 2024 Earnings Release.*



About this report

The Mineral Resource and Mineral Reserve at 31 December 2024 for AngloGold Ashanti are reported in accordance with the SEC mining property disclosure requirements set forth in Subpart 1300 of Regulation S-K (17 CFR § 229.1300) ("Regulation S-K 1300").

Headquartered in Denver, Colorado, in the United States, AngloGold Ashanti has its primary listing on the New York Stock Exchange (NYSE). AngloGold Ashanti remains committed to the Johannesburg Stock Exchange (JSE) and A2X Market (A2X) in South Africa and

the Ghana Stock Exchange (GSE) in Ghana on which it has maintained secondary listings.

The reporting criteria, as outlined in Regulation S-K 1300, have been used in the preparation of internal documentation for each operation, from which the numbers stated in this report have been drawn.

In compliance with Regulation S-K 1300, the Mineral Resource in this report is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated.

Measured and Indicated Mineral Resource is reported separately from Inferred Mineral Resource in our reports.

The addresses of the *professional organisations* to which the Qualified Persons are affiliated are provided on page *29*.

Mineral Resource and Mineral Reserve estimates are reported at 31 December 2024 and are net of depletion.

Refer to *Definitions* in this report on page *23* for further terminology and definitions used in Mineral Resource and Mineral Reserve reporting under Regulation S-K 1300.

The following should be noted in respect of this report



All figures are expressed on an attributable basis, unless otherwise indicated



Unless otherwise stated, $ or dollar refers to United States dollars



Locations on maps are indicative



Group and Company are used interchangeably



Mine and operation are used interchangeably, as are region and business unit



Rounding of numbers may result in computational discrepancies in the Mineral Resource and Mineral Reserve tabulations



To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports (i) for gold and silver: tonnage, grade and content to two decimals; (ii) for copper: tonnage and grade to two decimals and content with no decimals; (iii) for sulphur: tonnage and content (tonnes million) to two decimals, grade to one decimal and content (pounds million) with no decimals; and (iv) for molybdenum: tonnage and content (kilotonnes) to two decimals and grade and content (pounds million) with no decimals



For terminology used in this report, please refer to the *Glossary of terms* on page *25*



Metric tonnes (t) are used throughout this report



Refers to million ounces and all ounces are Troy ounces



Refers to million tonnes



Refers to million pounds

Our footprint



United States of America
Expanded Silicon [a]
North Bullfrog
Mother Lode
Sterling [b]

| Denver (head office)

Colombia
La Colosa
Quebradona

Brazil
Serra Grande
AGA Mineração

Argentina
Cerro Vanguardia (92.5%)

Guinea
Siguiri (85%)

| London

Ghana
Iduapriem
Obuasi

| Accra

Côte d'Ivoire
Doropo [e] [f]
ABC [c] [e]

**Democratic Republic of
the Congo (DRC)**
Kibali (45%) [d]

Egypt [e]
Sukari (50%)

Tanzania
Geita

Johannesburg

Australia
Sunrise Dam
Tropicana (70%)
Butcher Well (70%)

Perth

Legend ● *Operations* ● *Projects* ● *Exploration* ● *Offices*

Gold produced
2.66Moz

Africa	1.56
Americas	0.53
Australia	0.57

Net cash inflow [2] [3] [4] [5]
$2,215m

Africa	1,493
Americas	378
Australia	553

Mineral Reserve [5]
31.25Moz

Africa	22.59
Americas	6.34
Australia	2.32

People employed [1] [4] [5]
39,484

Africa	27,930
Americas	8,509
Australia	1,777

Capital expenditure [4] [5]
$1,215m

Africa	814
Americas	247
Australia	153

Community investment [4] [5]
$20.64m

Africa	14.34
Americas	5.13
Australia	0.74

Notes:
[a] *Includes the Silicon and Merlin deposits*
[b] *Sterling includes the Crown Block*
[c] *Archean-Birimian Contact (ABC) exploration project*
[d] *Operated by Barrick Gold Corporation (Barrick)*
[e] *Acquired by AngloGold Ashanti through its acquisition of Centamin in November 2024*
[f] *The Mineral Resource and Mineral Reserve for the Doropo project are limited to the Mineral Resource and
   Mineral Reserve expected to be attributable to AngloGold Ashanti (90%)*

[1] *Average employed, includes contractors*
[2] *Includes dividends from joint ventures*
[3] *The sum of net cash inflows from operations offset by
   net operational cash outflows associated with projects*
[4] *Includes corporate and non-gold producing subsidiaries*
[5] *Includes projects*


Year in review

MINING TO EMPOWER PEOPLE AND ADVANCE SOCIETIES

Obuasi, Ghana



Year in review

2024
Mineral Resource and Mineral Reserve

AngloGold Ashanti reports a 67.1Moz gold Measured and Indicated Mineral Resource, 55.0Moz gold Inferred Mineral Resource and 31.2Moz gold Mineral Reserve after revisions, depletion and the acquisition of Centamin at 31 December 2024.
The disclosure in this report includes the Mineral Resource and Mineral Reserve of the assets acquired as part of the Centamin acquisition, including the Sukari Gold Mine in Egypt.

Group highlights





The gold Measured and Indicated Mineral Resource increased 7.6Moz and gold Inferred Mineral Resource increased 8.6Moz pre-depletion including the acquisition of the Centamin assets and at the 2024 year-end included gold Measured and Indicated Mineral Resource of 67.1Moz at a grade of 1.14g/t and gold Inferred Mineral Resource of 55.0Moz at a grade of 1.21g/t.

The gold Mineral Resource increase includes the acquisition of Centamin assets, adding 2.8Moz for Measured and Indicated Mineral Resource and 3.0Moz for Inferred Mineral Resource. Notable contributions to Mineral Resource revisions, excluding depletion, came from the Obuasi, Sunrise Dam, Kibali, Geita, and Iduapriem operations, along with the Expanded Silicon project.

The copper Mineral Resource included Measured and Indicated Mineral Resource of 2,902Mlb at 0.68% copper and Inferred Mineral Resource of 3,231Mlb at 0.48% copper at the 2024 year-end.

The gold Mineral Reserve increased 6.4Moz pre-depletion including the acquisition of the Centamin assets and at the 2024 year-end included a Mineral Reserve of 31.2Moz at 1.63g/t. The copper Mineral Reserve was 3,250Mlb at 1.23% copper at the 2024 year-end.

The Mineral Reserve increase includes the acquisition of Centamin assets, adding 4.1Moz to the Mineral Reserve. Notable contributions to Mineral Reserve revisions, excluding depletion, came from the Geita and AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) operations.





Year in review *continued*

Summary
of three-year changes for gold per region / project
restated to exclude non-continuing operations and projects



Gold Measured and Indicated Mineral Resource

Year	Africa	Americas	Australia	Projects	Total
2022	17.6	6.0	3.4	31.6	58.5
2023	20.2	5.6	3.2	30.9	59.9
2024	26.4	5.5	4.4	30.9	67.1

Ounces (millions)

■ Africa ■ Americas □ Australia ■ Projects



Gold Inferred Mineral Resource

Year	Africa	Americas	Australia	Projects	Total
2022	19.6	7.1	4.0	9.5	40.2
2023	17.7	6.7	3.6	18.5	46.4
2024	23.8	6.3	3.4	21.6	55.0

Ounces (millions)

■ Africa ■ Americas □ Australia ■ Projects



Gold Mineral Reserve

Year	Africa	Americas	Australia	Projects	Total
2022	20.6	3.0	2.6	2.6	28.8
2023	19.3	2.6	2.6	3.6	28.1
2024	22.6	2.7	2.3	3.7	31.2

Ounces (millions)

■ Africa ■ Americas □ Australia ■ Projects



The gold Measured and Indicated Mineral Resource achieved significant growth with the acquisition of Centamin, along with notable additions at Obuasi and Kibali in the Africa region and Sunrise Dam in the Australia region.

The gold Inferred Mineral Resource has grown significantly with the acquisition of Centamin, notable improvements at Obuasi, Geita and Iduapriem, together with successful exploration at the Expanded Silicon Project in Nevada, driving three-year growth across the Africa region and Projects.

The acquisition of Centamin strengthens the 2024 Africa gold Mineral Reserve, complemented by pre-depletion additions at Geita and AGA Mineração, driving an increase for the Group over the past three years.

Geita, Tanzania



Year in review *continued*

Price assumptions

The Mineral Resource and Mineral Reserve are based on the use of economic assumptions which provide a reasonable basis for establishing the prospects of economic extraction for the Mineral Resource, and for establishing the expected price for the Mineral Reserve to be economically viable. These economic assumptions are based on the Company's assessment of multiple factors, which include long-range commodity price trends, consensus exchange rate and price forecasts, historical price averages, impacts on inflation and the resulting high-interest rate environment. AngloGold Ashanti selects a Mineral Reserve price to fit into its strategy of including a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.

Key Mineral Resource and Mineral Reserve assumptions

The following prices and exchange rates were used as the basis for estimation, unless otherwise stated:

	At December 31,	
	2024	**2023**
Mineral Resource gold price (US$/oz)	**1,900**	1,750
Mineral Resource copper price (US$/lb) [1]	**3.50**	3.50
Mineral Resource silver price (US$/oz)	**23.00**	21.64
Mineral Resource molybdenum price (US$/lb)	**12.00**	12.00
Mineral Reserve gold price (US$/oz)	**1,600**	1,400
Mineral Reserve copper price (US$/lb) [1]	**2.90**	2.90
Mineral Reserve silver price (US$/oz)	**19.50**	19.58
Exchange Rate Mineral Resource – Australia (AUD/US$)	**0.67**	0.72
Exchange Rate Mineral Resource – Brazil (US$/BRL)	**5.20**	5.32
Exchange Rate Mineral Resource – Argentina (US$/ARS)	**1,185**	350
Exchange Rate Mineral Resource – Colombia (US$/COP)	**3,558**	3,558
Exchange Rate Mineral Reserve – Australia (AUD/US$)	**0.67**	0.72
Exchange Rate Mineral Reserve – Brazil (US$/BRL)	**5.20**	5.53
Exchange Rate Mineral Reserve – Argentina (US$/ARS)	**1,185**	350
Exchange Rate Mineral Reserve – Colombia (US$/COP)	**3,208**	3,208

Notes:

2024 prices and exchange rates consider ten-year historical averages, forward-looking market consensus, and management estimates in the establishment of the metal price and foreign exchange assumptions

[1] *Only applicable to the Quebradona project*

The Mineral Resource and Mineral Reserve estimates are published at 31 December 2024, taking into account economic assumptions, changes to future production and capital costs, depletion, additions as well as any acquisitions or disposals during 2024.

For additional information, refer to Table 1 (Summary Mineral Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 (Summary disclosure) of Regulation S-K below. These summary tables will also be presented in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 to be filed with the SEC. These summary tables include each class of Mineral Resource (Inferred, Indicated and Measured) together with total Measured and Indicated Mineral Resource, and each class of Mineral Reserve (Probable and Proven) together with total Mineral Reserve. The Mineral Resource at the end of the financial year ended 31 December 2024 was estimated using a gold price of $1,900/oz (2023: $1,750/oz), a copper price of $3.50/lb (2023: $3.50/lb), a silver price of $23.00/oz (2023: $21.64/oz) and a molybdenum price of $12.00/lb (2023: $12.00/lb), unless otherwise stated. The Mineral Reserve at the end of the financial year ended 31 December 2024 was estimated using a gold price of $1,600/oz (2023: $1,400/oz), a copper price of $2.90/lb (2023: $2.90/lb) and a silver price of $19.50/oz (2023: $19.58/oz), unless otherwise stated.

Please refer to the notes on the Mineral Reserve and Mineral Resource estimates at the end of this report on page *29*.



Year in review *continued*

Mineral Resource

Gold

The AngloGold Ashanti gold Measured and Indicated Mineral Resource increased from 59.9Moz at 31 December 2023 to 67.1Moz at 31 December 2024. Additions included the acquisition of Centamin assets (Sukari and Doropo) of 2.8Moz, exploration and modelling changes of 2.6Moz, changes in economic assumptions of 1.6Moz and other changes of 0.2Moz. As a result, the net year-on-year gold Measured and Indicated Mineral Resource addition was 7.2Moz.

The AngloGold Ashanti gold Inferred Mineral Resource increased from 46.4Moz at 31 December 2023 to 55.0Moz at 31 December 2024. Additions included the acquisition of Centamin assets (Sukari, Doropo and ABC) of 3.0Moz, exploration and modelling changes of 3.6Moz and changes in economic assumptions of 2.1Moz. The additions were partially offset by reductions which included other factors of 0.1Moz. As a result, the net year-on-year gold Inferred Mineral Resource addition was 8.6Moz.

The gold Mineral Resource at 31 December 2024 was estimated using a gold price of $1,900/oz, unless otherwise stated (2023: $1,750/oz). Refer to the *gold Mineral Resource table* on page *14*, prepared in accordance with Table 1 (Summary Mineral Resource) to Paragraph (b) of Item 1303 of Regulation S-K.







Sukari, Egypt



Year in review *continued*

Mineral Resource

Year-on-year changes

		Moz	
		Measured and Indicated	**Inferred**
Mineral Resource at 31 December 2023		**59.9**	**46.4**
Acquisition	Sukari, Doropo and ABC after depletion	2.8	3.0
	Sub-total	**62.7**	**49.4**
Notable Changes	Due to:		
Obuasi	The addition was due to exploration drilling, along with underground model revisions, an increase in the Mineral Resource price, cost reduction initiatives and geotechnical changes.	1.5	1.9
Expanded Silicon	The addition was due to exploration drilling and reinterpretation of the geological model for Merlin and was partially offset by geotechnical changes and increased projected mining and processing costs.	—	3.0
Sunrise Dam	The addition was due to moderate gains from exploration drilling and methodology. Increased scheduled mining costs were completely offset by increased Mineral Resource price and a more favourable exchange rate resulting in decreased cut-off grades for both open pit and underground Mineral Resource.	1.2	—
Kibali	The addition was due to exploration drilling and modelling at Rhino, Gorumbwa and Kombokolo as well as an increase in the Mineral Resource price from $1,700/oz to $1,900/oz, except for Mengu Hill which was reported at $1,700/oz. The addition was partially offset by increased actualised costs and depletion.	0.7	0.1
Geita	The addition was largely due to exploration success from accelerated drilling activities and model revisions. The increase in the Mineral Resource price was partially offset by higher costs related to both open pit and underground mining.	0.3	0.7
Iduapriem	The addition was mainly due to Mineral Resource conversion drilling at Blocks 4 and 5, and an increase in the Mineral Resource price. The additions were partially offset by changes in the geological model in Block 4, increased costs, and geotechnical parameters.	0.5	0.6
ABC	Acquired in November 2024, reductions due to methodology changes of constraining the Mineral Resource by a $2,000/oz pit shell.	—	(0.6)
Other	Combined impact of other changes less than 0.5Moz.	0.2	(0.1)
Mineral Resource at 31 December 2024		**67.1**	**55.0**

Copper

The AngloGold Ashanti copper Mineral Resource remained unchanged at 1.32Mt (2,902Mlb) Measured and Indicated Mineral Resource and 1.47Mt (3,231Mlb) Inferred Mineral Resource at 31 December 2024 as compared to 31 December 2023, as a feasibility study optimisation is still ongoing and no additional exploration has been completed at Quebradona. The copper Mineral Resource at 31 December 2024 was estimated using a copper price of $3.50/lb (2023: $3.50/lb).

Refer to the *copper Mineral Resource table* on page 17, prepared in accordance with Table 1 (Summary Mineral Resource) to Paragraph (b) of Item 1303 of Regulation S-K.

Year-on-year changes

		Mlb	
		Measured and Indicated	**Inferred**
Mineral Resource at 31 December 2023		**2,902**	**3,231**
No changes	Due to:		
Quebradona	The optimisation of the FS is still ongoing and no additional exploration has been completed.	—	—
Mineral Resource at 31 December 2024		**2,902**	**3,231**



Year in review *continued*

Mineral Reserve

Gold

The AngloGold Ashanti gold Mineral Reserve increased from 28.1Moz at 31 December 2023 to 31.2Moz at 31 December 2024. Additions included the acquisition of Centamin assets (Sukari and Doropo) of 4.1Moz, exploration and modelling changes of 2.4Moz and other changes of 0.8Moz. The additions were partially offset by reductions which included depletion of 2.8Moz and changes in economic assumptions of 1.4Moz. As a result, the net year-on-year gold Mineral Reserve addition was 3.1Moz.

The gold Mineral Reserve at 31 December 2024 was estimated using a gold price of $1,600/oz, unless otherwise stated (2023: $1,400/oz). Refer to the *gold Mineral Reserve table* on page *14*, prepared in accordance with Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 of Regulation S-K.



* Depletion excludes Sukari depletion; ** Acquisition includes Sukari depletion

Year-on-year changes

		Moz
Mineral Reserve at 31 December 2023		**28.1**
Acquisition	Sukari (after depletion) and Doropo	4.1
	Sub-total	**32.2**
Depletion	Total depletion (excludes Sukari depletion)	(2.8)
	Sub-total	**29.4**
Notable Additions	**Due to:**	
Geita	The addition was mainly due to ongoing exploration drilling success and improved processing recoveries, partially offset by an increase in operating costs and changes in geotechnical parameters.	0.5
AGA Mineração	The addition at Cuiabá and Lamego was mainly due to exploration success, methodology changes, an increase in the Mineral Reserve price and operational changes partially offset by metallurgical recovery, geotechnical changes and cost increases.	0.5
Other	Combined impact of additions less than 0.3Moz.	0.9
	Sub-total	**31.3**
Notable Reductions	**Due to:**	
Other	Combined impact of reductions less than 0.3Moz.	(0.1)
Mineral Reserve at 31 December 2024		**31.2**


Year in review *continued*

Mineral Reserve

Copper

The AngloGold Ashanti copper Mineral Reserve remained unchanged at 1.47Mt (3,250Mlb) at 31 December 2024 as compared to 31 December 2023, as a feasibility study optimisation is still ongoing and no additional exploration has been completed at Quebradona. The copper Mineral Reserve at 31 December 2024 was estimated using a copper price of $2.90/lb (2023: $2.90/lb).

Refer to the *copper Mineral Reserve table* on page *17*, prepared in accordance with Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 of Regulation S-K.

Year-on-year changes

		Mlb
Mineral Reserve at 31 December 2023		**3,250**
No changes	**Due to:**	
Quebradona	The optimisation of the FS is still ongoing and no additional exploration has been completed.	—
Mineral Reserve at 31 December 2024		**3,250**

By-products

Several by-products are expected to be recovered as a result of processing of the gold Mineral Reserve and copper Mineral Reserve. These include 0.29Mt of sulphur from Brazil, 17.33Moz of silver from Argentina, 28.11Moz of silver from Colombia and 3.58Moz of silver from Nevada, USA. Molybdenum, at present, is not planned for recovery at Quebradona. The Quebradona processing plant has been designed to treat underground ore and to produce copper concentrate with provision of space in the plant site for a molybdenum plant in the future. Refer to the *by-products Mineral Resource and Mineral Reserve tables* on pages *18 and 19*, prepared in accordance with Table 1 (Summary Mineral Resource) and 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 of Regulation S-K.

Cerro Vanguardia, Argentina

Summary tables

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for gold at the end of the financial year ended 31 December 2024, based on an estimated gold price of $1,900/oz, unless otherwise stated.

Mineral Resource (1)	At 31 December 2024															
	Measured				Indicated				Total Measured and Indicated				Inferred			
Gold	Tonnes(3)	Grade	Contained gold		Tonnes(3)	Grade	Contained gold		Tonnes(3)	Grade	Contained gold		Tonnes(3)	Grade	Contained gold	
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Africa Region	**61.60**	**2.00**	**123.19**	**3.96**	**380.84**	**1.83**	**697.70**	**22.43**	**442.44**	**1.86**	**820.90**	**26.39**	**319.24**	**2.31**	**739.01**	**23.76**
Democratic Republic of the Congo	**6.16**	**2.94**	**18.12**	**0.58**	**27.83**	**2.71**	**75.34**	**2.42**	**33.99**	**2.75**	**93.46**	**3.00**	**12.44**	**2.32**	**28.80**	**0.93**
Kibali (45%) (2)(4)(13)	6.16	2.94	18.12	0.58	27.83	2.71	75.34	2.42	33.99	2.75	93.46	3.00	12.44	2.32	28.80	0.93
Ghana	**5.68**	**6.64**	**37.75**	**1.21**	**111.63**	**2.95**	**329.67**	**10.60**	**117.32**	**3.13**	**367.42**	**11.81**	**85.18**	**4.85**	**413.56**	**13.30**
Iduapriem (13)	0.09	0.91	0.08	0.00	65.93	1.40	92.33	2.97	66.02	1.40	92.42	2.97	37.38	1.48	55.47	1.78
Obuasi (5)(13)	5.59	6.74	37.67	1.21	45.70	5.19	237.33	7.63	51.29	5.36	275.00	8.84	47.81	7.49	358.09	11.51
Guinea	**—**	**—**	**—**	**—**	**139.75**	**1.09**	**152.42**	**4.90**	**139.75**	**1.09**	**152.42**	**4.90**	**94.07**	**1.21**	**113.88**	**3.66**
Siguiri (85%) (2)(13)	—	—	—	—	139.75	1.09	152.42	4.90	139.75	1.09	152.42	4.90	94.07	1.21	113.88	3.66
Tanzania	**10.28**	**2.58**	**26.58**	**0.85**	**49.84**	**1.84**	**91.86**	**2.95**	**60.12**	**1.97**	**118.45**	**3.81**	**48.80**	**2.21**	**107.84**	**3.47**
Geita (6)(13)	10.28	2.58	26.58	0.85	49.84	1.84	91.86	2.95	60.12	1.97	118.45	3.81	48.80	2.21	107.84	3.47
Egypt	**39.43**	**1.03**	**40.69**	**1.31**	**28.12**	**0.86**	**24.31**	**0.78**	**67.55**	**0.96**	**65.01**	**2.09**	**20.97**	**0.80**	**16.88**	**0.54**
Sukari (50%) (2)(7)(8)(13)	39.43	1.03	40.69	1.31	28.12	0.86	24.31	0.78	67.55	0.96	65.01	2.09	20.97	0.80	16.88	0.54
Côte d'Ivoire	**0.05**	**0.87**	**0.04**	**0.00**	**23.67**	**1.02**	**24.10**	**0.77**	**23.71**	**1.02**	**24.14**	**0.78**	**57.79**	**1.00**	**58.05**	**1.87**
Doropo (90%) (2)(7)(12)(17)	0.05	0.87	0.04	0.00	23.67	1.02	24.10	0.77	23.71	1.02	24.14	0.78	6.63	1.23	8.16	0.26
ABC (7)(11)	—	—	—	—	—	—	—	—	—	—	—	—	51.16	0.98	49.89	1.60
Americas Region	**16.51**	**3.70**	**61.11**	**1.96**	**35.16**	**3.09**	**108.61**	**3.49**	**51.68**	**3.28**	**169.72**	**5.46**	**49.99**	**3.92**	**195.83**	**6.30**
Argentina	**7.02**	**2.48**	**17.43**	**0.56**	**12.40**	**2.53**	**31.40**	**1.01**	**19.41**	**2.52**	**48.83**	**1.57**	**3.99**	**3.01**	**12.02**	**0.39**
Cerro Vanguardia (92.5%) (2)(13)	7.02	2.48	17.43	0.56	12.40	2.53	31.40	1.01	19.41	2.52	48.83	1.57	3.99	3.01	12.02	0.39
Brazil	**9.50**	**4.60**	**43.68**	**1.40**	**22.77**	**3.39**	**77.21**	**2.48**	**32.26**	**3.75**	**120.89**	**3.89**	**46.01**	**4.00**	**183.81**	**5.91**
AGA Mineração - Córrego do Sítio (9)	3.03	3.31	10.04	0.32	7.80	3.16	24.66	0.79	10.83	3.20	34.70	1.12	20.45	3.94	80.56	2.59
AGA Mineração - Cuiabá (13)	2.57	7.87	20.22	0.65	4.13	5.20	21.51	0.69	6.70	6.23	41.73	1.34	10.47	5.19	54.33	1.75
AGA Mineração - Lamego (13)	1.05	3.32	3.49	0.11	2.93	2.47	7.23	0.23	3.98	2.69	10.71	0.34	2.14	2.36	5.05	0.16
Serra Grande (13)	2.84	3.49	9.94	0.32	7.91	3.01	23.81	0.77	10.75	3.14	33.75	1.08	12.95	3.39	43.88	1.41
Australia Region	**42.12**	**1.65**	**69.37**	**2.23**	**35.10**	**1.91**	**66.95**	**2.15**	**77.21**	**1.77**	**136.32**	**4.38**	**47.40**	**2.21**	**104.66**	**3.37**
Sunrise Dam (13)	31.29	1.75	54.75	1.76	25.79	1.87	48.17	1.55	57.09	1.80	102.92	3.31	27.66	2.04	56.46	1.82
Butcher Well (70%) (2)(11)	—	—	—	—	—	—	—	—	—	—	—	—	2.70	3.84	10.35	0.33
Tropicana (70%) (2)(13)	10.83	1.35	14.62	0.47	9.30	2.02	18.78	0.60	20.13	1.66	33.40	1.07	17.04	2.22	37.85	1.22
Projects	**69.48**	**0.46**	**32.19**	**1.03**	**1,185.81**	**0.78**	**927.81**	**29.83**	**1,255.29**	**0.76**	**960.00**	**30.86**	**996.82**	**0.67**	**670.28**	**21.55**
Colombia	**45.15**	**0.37**	**16.93**	**0.54**	**982.40**	**0.79**	**776.20**	**24.96**	**1,027.55**	**0.77**	**793.13**	**25.50**	**523.83**	**0.43**	**225.50**	**7.25**
La Colosa (10)(11)	—	—	—	—	833.49	0.87	726.31	23.35	833.49	0.87	726.31	23.35	217.89	0.71	154.86	4.98
Quebradona (12)(14)	45.15	0.37	16.93	0.54	148.91	0.34	49.89	1.60	194.06	0.34	66.82	2.15	305.94	0.23	70.64	2.27
United States of America	**24.33**	**0.63**	**15.26**	**0.49**	**203.41**	**0.75**	**151.61**	**4.87**	**227.74**	**0.73**	**166.87**	**5.37**	**472.98**	**0.94**	**444.78**	**14.30**
North Bullfrog (12)	—	—	—	—	45.94	0.28	12.70	0.41	45.94	0.28	12.70	0.41	38.58	0.24	9.31	0.30
Expanded Silicon (11)(16)	—	—	—	—	121.56	0.87	105.90	3.40	121.56	0.87	105.90	3.40	391.14	1.03	401.65	12.91
Mother Lode (11)(14)	24.33	0.63	15.26	0.49	35.91	0.92	33.01	1.06	60.24	0.80	48.28	1.55	9.86	0.55	5.39	0.17
Sterling (15)	—	—	—	—	—	—	—	—	—	—	—	—	33.41	0.85	28.43	0.91
AngloGold Ashanti Total	**189.72**	**1.51**	**285.86**	**9.19**	**1,636.91**	**1.10**	**1,801.08**	**57.91**	**1,826.63**	**1.14**	**2,086.94**	**67.10**	**1,413.45**	**1.21**	**1,709.78**	**54.97**


Siguiri, Guinea

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. The Mineral Resource estimates with respect to our material properties have been prepared by the Qualified Persons (employed by AngloGold Ashanti unless stated otherwise). The net difference between the Mineral Resource at the end of the last completed financial year and the preceding financial year will be detailed for material properties, if applicable, in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 to be filed with the SEC. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. "Moz" refers to million ounces. The Mineral Resource tonnages and grades are reported *in situ* and stockpiled material is reported as broken material.

(1) All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.

(2) Mineral Resource attributable to AngloGold Ashanti's percentage interest shown.

(3) "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.

(4) Kibali is operated by Barrick Gold Corporation ("Barrick"). AngloGold Ashanti has recognised that in preparing this information, the Qualified Persons have relied on information provided by Barrick. In 2024, a cut-off grade range from 0.61g/t to 0.96g/t (varying according to rock type) was applied to the open pit, a cut-off grade of 0.50g/t was applied to the stockpile, and a cut-off grade of 0.94g/t was applied to the underground. In 2024, a metallurgical recovery factor range from 75.5% to 91.0% (varying according to area) was applied to the open pit and stockpile, and a metallurgical recovery factor of 90.0% was applied to the underground.

(5) In 2024, for Obuasi, a cut-off grade of 1.07g/t was applied to the open pit, and a cut-off grade range from 2.75g/t to 3.79g/t (varying according to area) was applied to the underground. In 2024, a metallurgical recovery factor of 88.0% was applied to the open pit and underground.

(6) In 2024, for Geita, a cut-off grade range from 0.50g/t to 1.40g/t (varying according to area) was applied to the open pit, and a cut-off grade range from 0.88g/t to 2.72g/t (varying according to area) was applied to the underground. In 2024, a metallurgical recovery factor of 91.70% was applied to the open pit, a metallurgical recovery factor range from 91.07% to 91.63% (varying according to area) was applied to the stockpile, and a metallurgical recovery factor range from 78.02% to 93.37% (varying according to area) was applied to the underground.

(7) Acquired by AngloGold Ashanti through its acquisition of Centamin plc in November 2024. Mineral Resource based on a gold price of $2,000/oz.

(8) In 2024, for Sukari, a cut-off grade of 0.30g/t was applied to the open pit, a cut-off grade of 0.40g/t was applied to the stockpile, and a cut-off grade of 1.00g/t was applied to the underground. In 2024, a metallurgical recovery factor of 88.40% was applied to the open pit, stockpile and underground.

(9) The Córrego do Sítio ("CdS") operation was placed on care and maintenance in August 2023.

(10) Property in *force majeure*. Based on a gold price of $1,400/oz. The delineation of the Los Nevados Páramo by Resolution 1987/2016 in November 2016 is considered a risk or uncertainty to the Mineral Resource estimate, and Resolution 1987/2016 is currently being contested before the Colombian courts. This puts potentially approximately 13.99Moz (50%) of the Mineral Resource at risk.

(11) Property currently in an exploration stage.

(12) Property currently in a development stage.

(13) Property currently in a production stage.

(14) Based on a gold price of $1,500/oz.

Summary tables *continued*

(15) Based on a gold price of $1,700/oz. The Sterling project includes the Sterling mine, a mining property currently on care and maintenance, and the Crown Block deposits of SNA, Secret Pass and Daisy and the tenements surrounding the properties which are all in exploration stage.

(16) The Expanded Silicon project includes the Silicon and Merlin deposits. The Mineral Resource Silicon deposit is based on a gold price of $1,750/oz.

(17) Upon issuance of an exploitation permit, the government of Côte d'Ivoire is entitled to a free-carried interest in the Doropo project. Consequently, the Mineral Resource for the Doropo project is limited to the Mineral Resource expected to be attributable to AngloGold Ashanti (90%).



Lamego, AGA Mineração, Brazil

Summary tables *continued*

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for gold at the end of the financial year ended 31 December 2024, based on an estimated gold price of $1,600/oz, unless otherwise stated.

Mineral Reserve	At 31 December 2024											
	Proven				Probable				Total Mineral Reserve			
Gold	Tonnes[2]	Grade	Contained gold		Tonnes[2]	Grade	Contained gold		Tonnes[2]	Grade	Contained gold	
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Africa Region	**92.34**	**1.80**	**166.04**	**5.34**	**242.00**	**2.22**	**536.54**	**17.25**	**334.34**	**2.10**	**702.58**	**22.59**
Democratic Republic of the Congo	**13.44**	**3.28**	**44.10**	**1.42**	**33.47**	**2.93**	**98.00**	**3.15**	**46.91**	**3.03**	**142.10**	**4.57**
Kibali (45%) [1][3][8]	13.44	3.28	44.10	1.42	33.47	2.93	98.00	3.15	46.91	3.03	142.10	4.57
Ghana	**7.35**	**5.75**	**42.28**	**1.36**	**53.99**	**4.14**	**223.47**	**7.18**	**61.34**	**4.33**	**265.75**	**8.54**
Iduapriem [8][11]	3.84	1.01	3.86	0.12	38.26	1.36	51.97	1.67	42.10	1.33	55.82	1.79
Obuasi [4][8]	3.52	10.92	38.42	1.24	15.73	10.90	171.50	5.51	19.25	10.91	209.92	6.75
Guinea	**4.74**	**0.71**	**3.38**	**0.11**	**71.83**	**0.88**	**62.98**	**2.03**	**76.57**	**0.87**	**66.37**	**2.13**
Siguiri (85%) [1][8][14]	4.74	0.71	3.38	0.11	71.83	0.88	62.98	2.03	76.57	0.87	66.37	2.13
Tanzania	**15.84**	**0.99**	**15.76**	**0.51**	**37.04**	**2.30**	**85.20**	**2.74**	**52.89**	**1.91**	**100.96**	**3.25**
Geita [5][8][11]	15.84	0.99	15.76	0.51	37.04	2.30	85.20	2.74	52.89	1.91	100.96	3.25
Egypt	**49.82**	**1.18**	**58.56**	**1.88**	**12.39**	**1.32**	**16.34**	**0.53**	**62.21**	**1.20**	**74.90**	**2.41**
Sukari (50%) [1][6][7][8]	49.82	1.18	58.56	1.88	12.39	1.32	16.34	0.53	62.21	1.20	74.90	2.41
Côte d'Ivoire	**1.13**	**1.73**	**1.96**	**0.06**	**33.27**	**1.52**	**50.54**	**1.63**	**34.40**	**1.53**	**52.51**	**1.69**
Doropo (90%) [1][6][9][16]	1.13	1.73	1.96	0.06	33.27	1.52	50.54	1.63	34.40	1.53	52.51	1.69
Americas Region	**7.51**	**3.89**	**29.20**	**0.94**	**15.11**	**3.55**	**53.57**	**1.72**	**22.62**	**3.66**	**82.78**	**2.66**
Argentina	**2.43**	**3.16**	**7.68**	**0.25**	**5.62**	**2.35**	**13.19**	**0.42**	**8.05**	**2.59**	**20.87**	**0.67**
Cerro Vanguardia (92.5%) [1][8]	2.43	3.16	7.68	0.25	5.62	2.35	13.19	0.42	8.05	2.59	20.87	0.67
Brazil	**5.08**	**4.23**	**21.52**	**0.69**	**9.49**	**4.25**	**40.39**	**1.30**	**14.57**	**4.25**	**61.91**	**1.99**
AGA Mineração - Córrego do Sítio [10][11]	0.84	3.10	2.62	0.08	2.01	4.42	8.89	0.29	2.86	4.03	11.50	0.37
AGA Mineração - Cuiabá [8][12]	1.92	6.26	12.03	0.39	3.80	5.61	21.36	0.69	5.72	5.83	33.38	1.07
AGA Mineração - Lamego [8][12]	0.74	3.04	2.26	0.07	1.06	3.18	3.36	0.11	1.80	3.12	5.62	0.18
Serra Grande [8]	1.58	2.93	4.63	0.15	2.62	2.59	6.78	0.22	4.20	2.72	11.40	0.37
Australia Region	**24.31**	**1.34**	**32.61**	**1.05**	**16.99**	**2.33**	**39.52**	**1.27**	**41.30**	**1.75**	**72.13**	**2.32**
Sunrise Dam [8][15]	10.55	1.64	17.29	0.56	4.42	2.90	12.84	0.41	14.97	2.01	30.13	0.97
Tropicana (70%) [1][8][11]	13.77	1.11	15.32	0.49	12.57	2.12	26.68	0.86	26.33	1.59	42.00	1.35
Projects	**–**	**–**	**–**	**–**	**197.03**	**0.58**	**114.47**	**3.68**	**197.03**	**0.58**	**114.47**	**3.68**
Colombia	**–**	**–**	**–**	**–**	**120.01**	**0.67**	**80.83**	**2.60**	**120.01**	**0.67**	**80.83**	**2.60**
Quebradona [9][13]	—	—	—	—	120.01	0.67	80.83	2.60	120.01	0.67	80.83	2.60
United States of America	**–**	**–**	**–**	**–**	**77.01**	**0.44**	**33.64**	**1.08**	**77.01**	**0.44**	**33.64**	**1.08**
North Bullfrog [9]	—	—	—	—	77.01	0.44	33.64	1.08	77.01	0.44	33.64	1.08
AngloGold Ashanti Total	**124.16**	**1.84**	**227.86**	**7.33**	**471.12**	**1.58**	**744.11**	**23.92**	**595.29**	**1.63**	**971.97**	**31.25**

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. The Mineral Reserve estimates with respect to our material properties have been prepared by the Qualified Persons (employed by AngloGold Ashanti unless stated otherwise). The net difference between the Mineral Reserve at the end of the last completed financial year and the preceding financial year will be detailed for material properties, if applicable, in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 to be filed with the SEC. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. "Moz" refers to million ounces. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility).

[1] Mineral Reserve attributable to AngloGold Ashanti's percentage interest shown.

[2] "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.

[3] Kibali is operated by Barrick. AngloGold Ashanti has recognised that in preparing this information, the Qualified Persons have relied on information provided by Barrick. Based on a gold price of $1,400/oz. In 2024, the Pamao and Pamao South pit shells were determined based on a gold price of $1,700/oz, but financially evaluated and found to be profitable at a gold price of $1,400/oz (supporting the 2024 Mineral Reserve declaration). This is exceptional and is driven by the need to create space for in pit tailings, further saving on capital costs. In 2024, a cut-off grade range from 0.88g/t to 1.30g/t (varying according to area) was applied to the open pit, a cut-off grade of 0.50g/t was applied to the stockpile, and a cut-off grade of 2.06g/t was applied to the underground. In 2024, a metallurgical recovery factor range from 75.5% to 91.0% (varying according to area) was applied to the open pit and stockpile, and a metallurgical recovery factor of 90.0% was applied to the underground.

[4] In 2024, for Obuasi, a cut-off grade range from 5.69g/t to 7.42g/t was applied to the underground (varying according to area). In 2024, a metallurgical recovery factor of 88.0% was applied to the open pit and underground.

[5] In 2024, for Geita, a cut-off grade of 1.00g/t was applied to the open pit, a cut-off grade range from 0.70g/t to 0.80g/t (varying according to area) was applied to the stockpile, and a cut-off grade range from 1.98g/t to 2.88g/t (varying according to area) was applied to the underground. In 2024, a metallurgical recovery factor of 91.70% was applied to the open pit, a metallurgical recovery factor range from 91.07% to 91.63% (varying according to area) was applied to the stockpile, and a metallurgical recovery factor range from 78.02% to 93.37% (varying according to area) was applied to the underground.

[6] Acquired by AngloGold Ashanti through its acquisition of Centamin plc in November 2024. Mineral Reserve based on a gold price of $1,450/oz.

[7] In 2024, for Sukari, a cut-off grade of 0.44g/t was applied to the open pit and stockpile, and a cut-off grade of 2.34g/t was applied to the underground. In 2024, a metallurgical recovery factor of 88.40% was applied to the open pit, stockpile and underground.

[8] Property currently in a production stage.

[9] Property currently in a development stage.

[10] The CdS operation was placed on care and maintenance in August 2023.

[11] Based on a gold price of $1,400/oz.

[12] Based on a gold price of $1,500/oz.

[13] Based on a gold price of $1,200/oz.

[14] Based on a gold price of $1,475/oz.

[15] Based on a gold price of $1,550/oz.

[16] Upon issuance of an exploitation permit, the government of Côte d'Ivoire is entitled to a free-carried interest in the Doropo project. Consequently, the Mineral Reserve for the Doropo project is limited to the Mineral Reserve expected to be attributable to AngloGold Ashanti (90%).



Sukari, Egypt

Summary tables *continued*

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for copper at the end of the financial year ended 31 December 2024, based on an estimated copper price of $3.50/lb.

Mineral Resource [1]	At 31 December 2024															
	Measured				Indicated				Total Measured and Indicated				Inferred			
	Tonnes [2]	Grade	Contained copper		Tonnes [2]	Grade	Contained copper		Tonnes [2]	Grade	Contained copper		Tonnes [2]	Grade	Contained copper	
Copper	Million	%Cu	Tonnes million	Pounds million	Million	%Cu	Tonnes million	Pounds million	Million	%Cu	Tonnes million	Pounds million	Million	%Cu	Tonnes million	Pounds million
Projects	**45.15**	**0.69**	**0.31**	**684**	**148.91**	**0.68**	**1.01**	**2,218**	**194.06**	**0.68**	**1.32**	**2,902**	**305.94**	**0.48**	**1.47**	**3,231**
Colombia	**45.15**	**0.69**	**0.31**	**684**	**148.91**	**0.68**	**1.01**	**2,218**	**194.06**	**0.68**	**1.32**	**2,902**	**305.94**	**0.48**	**1.47**	**3,231**
Quebradona [3]	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
AngloGold Ashanti Total	**45.15**	**0.69**	**0.31**	**684**	**148.91**	**0.68**	**1.01**	**2,218**	**194.06**	**0.68**	**1.32**	**2,902**	**305.94**	**0.48**	**1.47**	**3,231**

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and grade to two decimals and content for copper with no decimals. "Mlb" refers to million pounds. The Mineral Resource tonnages and grades are reported *in situ* and stockpiled material is reported as broken material.

[1] All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.

[2] "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.

[3] Property currently in a development stage.

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for copper at the end of the financial year ended 31 December 2024, based on an estimated copper price of $2.90/lb.

Mineral Reserve	At 31 December 2024											
	Proven				Probable				Total Mineral Reserve			
	Tonnes [1]	Grade	Contained copper		Tonnes [1]	Grade	Contained copper		Tonnes [1]	Grade	Contained copper	
Copper	Million	%Cu	Tonnes million	Pounds million	Million	%Cu	Tonnes million	Pounds million	Million	%Cu	Tonnes million	Pounds million
Projects	**–**	**–**	**–**	**–**	**120.01**	**1.23**	**1.47**	**3,250**	**120.01**	**1.23**	**1.47**	**3,250**
Colombia	**–**	**–**	**–**	**–**	**120.01**	**1.23**	**1.47**	**3,250**	**120.01**	**1.23**	**1.47**	**3,250**
Quebradona [2]	–	–	–	–	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
AngloGold Ashanti Total	**–**	**–**	**–**	**–**	**120.01**	**1.23**	**1.47**	**3,250**	**120.01**	**1.23**	**1.47**	**3,250**

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and grade to two decimals and content for copper with no decimals. "Mlb" refers to million pounds. The reference point for the Mineral Reserve is the point of delivery to the process plant. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility).

[1] "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.

[2] Property currently in a development stage.



Quebradona, Colombia

Summary tables *continued*

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for silver at the end of the financial year ended 31 December 2024, based on an estimated silver price of $23.00/oz, unless otherwise stated.

Mineral Resource [1]	At 31 December 2024															
	Measured				Indicated				Total Measured and Indicated				Inferred			
Silver	Tonnes [3]	Grade	Contained Silver		Tonnes [3]	Grade	Contained Silver		Tonnes [3]	Grade	Contained Silver		Tonnes [3]	Grade	Contained Silver	
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Americas Region	7.02	50.04	351.20	11.29	12.40	63.96	792.83	25.49	19.41	58.93	1,144.03	36.78	3.99	91.04	362.95	11.67
Argentina	7.02	50.04	351.20	11.29	12.40	63.96	792.83	25.49	19.41	58.93	1,144.03	36.78	3.99	91.04	362.95	11.67
Cerro Vanguardia (92.5%) [2][6]	7.02	50.04	351.20	11.29	12.40	63.96	792.83	25.49	19.41	58.93	1,144.03	36.78	3.99	91.04	362.95	11.67
Projects	69.48	3.25	226.09	7.27	352.32	3.43	1,210.01	38.90	421.80	3.40	1,436.10	46.17	745.52	2.59	1,932.76	62.14
Colombia	45.15	4.52	203.91	6.56	148.91	4.63	688.92	22.15	194.06	4.60	892.84	28.71	305.94	3.66	1,121.25	36.05
Quebradona [5][7]	45.15	4.52	203.91	6.56	148.91	4.63	688.92	22.15	194.06	4.60	892.84	28.71	305.94	3.66	1,121.25	36.05
United States of America	24.33	0.91	22.18	0.71	203.41	2.56	521.09	16.75	227.74	2.39	543.26	17.47	439.58	1.85	811.51	26.09
North Bullfrog [5]	—	—	—	—	45.94	0.28	13.03	0.42	45.94	0.28	13.03	0.42	38.58	0.32	12.46	0.40
Expanded Silicon [4][8]	—	—	—	—	121.56	3.98	483.31	15.54	121.56	3.98	483.31	15.54	391.14	2.01	786.63	25.29
Mother Lode [4][9]	24.33	0.91	22.18	0.71	35.91	0.69	24.75	0.80	60.24	0.78	46.93	1.51	9.86	1.26	12.42	0.40
AngloGold Ashanti Total	76.50	7.55	577.29	18.56	364.71	5.49	2,002.84	64.39	441.21	5.85	2,580.13	82.95	749.51	3.06	2,295.71	73.81

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for silver to two decimals. All ounces are Troy ounces. "Moz" refers to million ounces. The Mineral Resource tonnages and grades are reported *in situ* and stockpiled material is reported as broken material. The reported tonnages for the silver by-product are an outcome from the associated conceptual pit shell or mineable shapes, that have been determined based on the extraction of the primary mineral. The primary mineral for all properties is gold (except for Quebradona where the primary mineral is copper and a net smelter return (NSR) approach has been adopted).

[1] All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.

[2] Mineral Resource attributable to AngloGold Ashanti's percentage interest shown.

[3] "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.

[4] Property currently in an exploration stage.

[5] Property currently in a development stage.

[6] Property currently in a production stage.

[7] Based on a silver price of $25.15/oz.

[8] The Expanded Silicon project includes the Silicon and Merlin deposits. The Mineral Resource Silicon deposit is based on a silver price of $26.25/oz.

[9] Based on a silver price of $18.75/oz.

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for molybdenum at the end of the financial year ended 31 December 2024, based on an estimated molybdenum price of $12.00/lb.

Mineral Resource [1]	At 31 December 2024															
	Measured				Indicated				Total Measured and Indicated				Inferred			
Molybdenum	Tonnes [2]	Grade	Contained Molybdenum		Tonnes [2]	Grade	Contained Molybdenum		Tonnes [2]	Grade	Contained Molybdenum		Tonnes [2]	Grade	Contained Molybdenum	
	Million	ppm	Kilotonnes	Pounds Million	Million	ppm	Kilotonnes	Pounds Million	Million	ppm	Kilotonnes	Pounds Million	Million	ppm	Kilotonnes	Pounds Million
Projects	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
Colombia	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
Quebradona [3]	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
AngloGold Ashanti Total	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and content (kilotonnes) to two decimals and grade and content (pounds million) with no decimals for molybdenum. The Mineral Resource tonnages and grades are reported *in situ* and stockpiled material is reported as broken material. The reported tonnages for the molybdenum by-product are an outcome from the associated conceptual pit shell or mineable shapes, that have been determined based on the extraction of the primary mineral. The primary mineral for Quebradona is copper and a net smelter return (NSR) approach has been adopted.

[1] All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.

[2] "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.

[3] Property currently in a development stage.

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for sulphur at the end of the financial year ended 31 December 2024.

Mineral Resource [1]	At 31 December 2024															
	Measured				Indicated				Total Measured and Indicated				Inferred			
Sulphur	Tonnes [2]	Grade	Contained Sulphur		Tonnes [2]	Grade	Contained Sulphur		Tonnes [2]	Grade	Contained Sulphur		Tonnes [2]	Grade	Contained Sulphur	
	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million
Americas Region	3.62	5.6	0.20	445	7.06	3.1	0.22	475	10.68	3.9	0.42	920	12.61	4.0	0.50	1,101
Brazil	3.62	5.6	0.20	445	7.06	3.1	0.22	475	10.68	3.9	0.42	920	12.61	4.0	0.50	1,101
AGA Mineração - Cuiabá [3]	2.57	6.2	0.16	353	4.13	3.3	0.14	298	6.70	4.4	0.30	651	10.47	4.0	0.42	923
AGA Mineração - Lamego [3]	1.05	4.0	0.04	92	2.93	2.7	0.08	177	3.98	3.1	0.12	269	2.14	3.8	0.08	179
AngloGold Ashanti Total	3.62	5.6	0.20	445	7.06	3.1	0.22	475	10.68	3.9	0.42	920	12.61	4.0	0.50	1,101

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and content (tonnes million) to two decimals, grade to one decimal, and content (pounds million) with no decimals for sulphur. The Mineral Resource tonnages and grades are reported *in situ* and stockpiled material is reported as broken material. The reported tonnages for the sulphur by-product are an outcome from the associated conceptual pit shell or mineable shapes, that have been determined based on the extraction of the primary mineral which is gold.

[1] All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.

[2] "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.

[3] Property currently in a production stage. A sulphuric acid price of $168/t is used.

Summary tables *continued*

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for silver at the end of the financial year ended 31 December 2024, based on an estimated silver price of $19.50/oz, unless otherwise stated.

Mineral Reserve	At 31 December 2024											
	Proven				Probable				Total Mineral Reserve			
Silver	Tonnes [2]	Grade	Contained Silver		Tonnes [2]	Grade	Contained Silver		Tonnes [2]	Grade	Contained Silver	
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Americas Region	2.43	61.07	148.48	4.77	5.62	69.52	390.58	12.56	8.05	66.97	539.06	17.33
Argentina	2.43	61.07	148.48	4.77	5.62	69.52	390.58	12.56	8.05	66.97	539.06	17.33
Cerro Vanguardia (92.5%) [1][4]	2.43	61.07	148.48	4.77	5.62	69.52	390.58	12.56	8.05	66.97	539.06	17.33
Projects	—	—	—	—	197.03	5.00	985.65	31.69	197.03	5.00	985.65	31.69
Colombia	—	—	—	—	120.01	7.29	874.33	28.11	120.01	7.29	874.33	28.11
Quebradona [3][5]	—	—	—	—	120.01	7.29	874.33	28.11	120.01	7.29	874.33	28.11
United States of America	—	—	—	—	77.01	1.45	111.32	3.58	77.01	1.45	111.32	3.58
North Bullfrog [3][6]	—	—	—	—	77.01	1.45	111.32	3.58	77.01	1.45	111.32	3.58
AngloGold Ashanti Total	2.43	61.07	148.48	4.77	202.64	6.79	1,376.23	44.25	205.08	7.43	1,524.71	49.02

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for silver to two decimals. All ounces are Troy ounces. "Moz" refers to million ounces. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility). The reported tonnages for the silver by-product are an outcome from the associated pit or underground mine plans, that have been determined based on the extraction of the primary mineral. The primary mineral for all properties is gold (except for Quebradona where the primary mineral is copper and a net smelter return (NSR) approach has been adopted).

[1] Mineral Reserve attributable to AngloGold Ashanti's percentage interest shown.

[2] "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.

[3] Property currently in a development stage.

[4] Property currently in a production stage.

[5] Based on a silver price of $18.67/oz

[6] Based on a silver price of $19.58/oz.

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for sulphur at the end of the financial year ended 31 December 2024.

Mineral Reserve	At 31 December 2024											
	Proven				Probable				Total Mineral Reserve			
Sulphur	Tonnes [1]	Grade	Contained Sulphur		Tonnes [1]	Grade	Contained Sulphur		Tonnes [1]	Grade	Contained Sulphur	
	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million
Americas Region	2.66	4.52	0.12	265.13	4.86	3.58	0.17	383.69	7.52	3.91	0.29	649
Brazil	2.66	4.52	0.12	265.13	4.86	3.58	0.17	383.69	7.52	3.91	0.29	649
AGA Mineração - Cuiabá [2]	1.92	5.33	0.10	225.52	3.80	3.94	0.15	330.04	5.72	4.40	0.25	556
AGA Mineração - Lamego [2]	0.74	2.42	0.02	39.61	1.06	2.30	0.02	53.65	1.80	2.35	0.04	93
AngloGold Ashanti Total	2.66	4.52	0.12	265.13	4.86	3.58	0.17	383.69	7.52	3.91	0.29	649

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and content (tonnes million) to two decimals, grade to one decimal, and content (pounds million) with no decimals for sulphur. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility). The reported tonnages for the sulphur by-product are an outcome from the associated pit or underground mine plans, that have been determined based on the extraction of the primary mineral which is gold.

[1] "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.

[2] Property currently in a production stage. A sulphuric acid price of $168/t is used.



Obuasi, Ghana



Corporate governance

We ensure the principles of integrity, transparency and materiality are central to the compilation of this report and through using the reporting criteria and definitions as detailed in Regulation S-K 1300.

AngloGold Ashanti has an established Mineral Resource and Mineral Reserve Leadership Team ("RRLT") that is responsible for setting and overseeing its Mineral Resource and Mineral Reserve Group Standard, and for ensuring that it meets the Company's goals and objectives while complying with all relevant regulatory codes.

The Mineral Resource and Mineral Reserve Reporting Group Standard sets the minimum requirements that must be followed for the public reporting of Mineral Resource and Mineral Reserve to ensure timely compliance with, and accountability to, the relevant regulatory requirements. The RRLT updates the internal Group Standard and guidelines for the reporting of the Mineral Resource and Mineral Reserve which provide direction and best practice for the reporting of the Mineral Resource and Mineral Reserve to allow for consistency and transparency across the Company in the processes followed.

AngloGold Ashanti makes use of a web-based Group reporting database called the Resource and Reserve Reporting System ("RCubed") for the compilation and authorisation of Mineral Resource and Mineral Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Mineral Reserve that supports various regulatory reporting requirements, including the SEC reporting requirements under Regulation S-K 1300. AngloGold Ashanti uses RCubed to ensure a documented chain of responsibility exists from the technical experts at the operations to the Company's RRLT.

The Company's board of directors ("board") reviews the Mineral Resource and Mineral Reserve and provides the final approval for the publication of the Mineral Resource and Mineral Reserve estimates.

Audit and review

AngloGold Ashanti has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Mineral Resource and Mineral Reserve estimates. In 2024, the following operations and projects were subject to an external review on the basis that each operation or project will be reviewed by an independent third-party on average once every three years:



External audit of the Mineral Resource and Mineral Reserve at

Obuasi

AGA Mineração (Cuiabá and Lamego)

Serra Grande

Sunrise Dam

Tropicana

No material risks were identified following completion of these external reviews. Certificates of sign-off were received for the operations and projects audited to state that the applicable Mineral Resource and Mineral Reserve estimates are reported in accordance with Regulation S-K 1300 as well as AngloGold Ashanti's internal Group Standard and guidelines. Matters raised during these audits are systematically addressed through the submission of formal audit responses from each respective property. The progress in addressing these issues is then monitored and tracked.

In addition, numerous internal Mineral Resource and Mineral Reserve process reviews were completed by suitably qualified technical experts from within AngloGold Ashanti and no significant deficiencies were identified. The Mineral Resource and Mineral Reserve governance framework is underpinned by appropriate Mineral Resource management processes and protocols that ensure adequate corporate governance. These procedures have been developed to be compliant with the guiding principles of the U.S. Sarbanes-Oxley Act of 2002 ("SOX").

AngloGold Ashanti has an enterprise-wide risk management approach that allows for visibility of risks and actions across the Group. The risk management systems facilitate, control and monitor material risks to the Mineral Resource and Mineral Reserve, ensuring that the appropriate risk management and mitigation plans are in place.

If the Qualified Persons or technical experts involved in the estimation of Mineral Resource or Mineral Reserve feel that their technical advice has been ignored which may represent a risk to the Mineral Resource or Mineral Reserve to be published, they are obliged to inform the RRLT in writing. In addition, AngloGold Ashanti's "Speak-up" programme can also be used if the Qualified Persons or technical experts deem they may be compromised in the process.

Qualified Persons

The information in this report relating to Mineral Resource and Mineral Reserve on AngloGold Ashanti's material properties is based on information compiled by, or under the supervision of, Qualified Persons, as defined in Regulation S-K 1300.

All Qualified Persons were employed by AngloGold Ashanti at the time of preparing the Technical Report Summaries in respect of AngloGold Ashanti's material properties that will be filed as exhibits to the Company's annual report on Form 20-F for the financial year ended 31 December 2024 with the SEC. However, the Qualified Persons who provided the information for the Technical Report Summary (effective date: 31 December 2021) in respect of Kibali are no longer employed by AngloGold Ashanti. Both Mr. Richard Peattie and Mr. Romulo Sanhueza have already provided updated consents to the use of their names, or any quotation from, or summarisation of, the Technical Report Summary prepared by them in the Company's annual report on Form 20-F for the financial year ended 31 December 2024 to be filed with the SEC, and to the filing of the Technical Report Summary as an exhibit thereto. In addition, Mr. Craig Barker, the Qualified Person who provided the information for the Technical Report Summary (effective date: 31 December 2024) in respect of Sukari Mineral Resource was employed by AngloGold Ashanti until March 2025 and has already provided consent to the use of his name, or any quotation from, or summarisation of, the Technical Report Summary prepared by him in the Company's annual report on Form 20-F for the financial year ended 31 December 2024 to be filed with the SEC, and to the filing of the Technical Report Summary as an exhibit thereto.

AngloGold Ashanti has internal controls for documenting the information supporting the Mineral Resource and Mineral Reserve estimates, describing the methods used



Corporate governance *continued*

and ensuring the validity of the estimates. Information that is utilised to compile the Mineral Resource and Mineral Reserve in the Company's annual report on Form 20-F for the financial year ended 31 December 2024 to be filed with the SEC is prepared and reviewed by the relevant Qualified Persons at each property.

All Qualified Persons have sufficient experience relevant to the style of mineralisation and the type of deposit under consideration, and relevant to the activity which they are undertaking. AngloGold Ashanti has recognised that in preparing the information with respect to Kibali, the Qualified Persons have relied on information provided by Barrick. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has

been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. The Qualified Persons have provided consent to the inclusion of the Mineral Resource and Mineral Reserve information in this report in the form and context in which it appears.

The Company has a tiered internal review process whereby the Mineral Resource and Mineral Reserve is reviewed by the Qualified Persons at a regional level, before review at the corporate level prior to publication.

Accordingly, the Chairperson of the RRLT, Mrs. TM Flitton, Vice President Resource and Reserve, Master of Engineering (Mining), Bachelor of Science (Honours, Geology), SME RM, Pr.Sci.Nat (SACNASP), FGSSA, assumes responsibility for the Mineral Resource and Mineral Reserve processes for AngloGold Ashanti. Mrs. TM Flitton has 23 years' experience in mining with 12 years directly leading and managing Mineral Resource and Mineral Reserve reporting. She is employed full-time by AngloGold Ashanti and can be contacted at the following address: 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United States. Mrs. TM Flitton consents to the inclusion of the Mineral Resource and Mineral Reserve information in this report, in the form and context in which it appears in the narrative disclosure.

Qualified Persons in respect of the material properties

Responsibility	Qualified Person	Professional organisation	Membership number	Relevant experience	Qualification
Kibali Mineral Resource and Mineral Reserve	Richard Peattie [1]	FAusIMM	301029	28 years	MPhil (Geostatistics)
Kibali Mineral Reserve	Romulo Sanhueza [2]	FAusIMM	211794	27 years	BSc Eng (Mining)
Obuasi Mineral Resource	Eric Kofi Owusu Acheampong	MAusIMM (CP)	220644	27 years	MSc (Mineral Resource Evaluation), BSc (Geological Engineering)
Obuasi Mineral Reserve	Douglas Atanga	MAusIMM	334391	16 years	BSc (Mining Engineering)
Geita Mineral Resource	Damon Elder	FAusIMM	208240	28 years	BSc Hons (Geology)
Geita Mineral Reserve	Duan Campbell	Pr. Eng	202101953	22 years	BEng (Mining)
Sukari Mineral Resource	Craig Barker [3]	FAIG	3141	29 years	BSc Hons (Geology)
Sukari Mineral Reserve (underground)	Gavin Harris	CEng MIMMM QMR	0460702	20+ years	BEng (Mining)
Sukari Mineral Reserve (open pit)	Andrew Murray	FAusIMM	208304	30+ years	Certificate IV (Project Management), Graduate Diploma (Mining), BSc (Minerals Estate Management)

Notes:

All Qualified Persons were employed by AngloGold Ashanti at the time of preparing the Technical Report Summaries in respect of AngloGold Ashanti's material properties.

[1] *The Qualified Person who provided the information for the Technical Report Summary (effective date: 31 December 2021) in respect of the Kibali Mineral Resource is no longer employed by AngloGold Ashanti. Mr Richard Peattie is currently employed by Barrick and is the Qualified Person for Kibali Mineral Resource and Mineral Reserve. **Barrick is the operator of the Kibali joint venture.***

[2] *The Qualified Person who provided the information for the Technical Report Summary (effective date: 31 December 2021) in respect of the Kibali Mineral Reserve is no longer employed by AngloGold Ashanti. **Mr. Romulo Sanhueza is currently employed by Gramalote which is wholly-owned by B2Gold Corp. ("B2Gold"). B2Gold is a Canadian gold mining company not affiliated with AngloGold Ashanti. In September 2023, AngloGold Ashanti had completed the sale of its entire 50 percent indirect interest in the Gramalote Project to B2Gold.***

[3] *The Qualified Person who provided the information for the Technical Report Summary (effective date: 31 December 2024) in respect of the Sukari Mineral Resource was employed by AngloGold Ashanti until March 2025.*

Additional information

MINING TO EMPOWER PEOPLE
AND ADVANCE SOCIETIES

Siguiri, Guinea


Administrative information

Definitions

This section provides information on AngloGold Ashanti's definition of Mineral Resource and Mineral Reserve as well as a glossary of terms, abbreviations and acronyms.

Mineral Resource

The Regulation S-K 1300 definition of a Mineral Resource is as follows:

"A concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction.

A Mineral Resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled."

Mineral Resource is subdivided and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated or Measured categories. The Mineral Resource tonnages and grades are reported *in situ* and stockpiled material is reported as broken material.

All reports of Mineral Resource must satisfy the requirement that there are reasonable prospects for economic extraction, regardless of the classification of the Mineral Resource. Portions of a deposit that do not have reasonable prospects for economic extraction are not included in a Mineral Resource. The Mineral Resource is estimated using all relevant drilling and sampling information along with a detailed geological model.

The geological models are based on combinations of core and/or chip logging, mapping, geophysics, geochemistry and geological understanding and have been developed for each deposit.

The grade estimation for each deposit has been developed over the life of the mine, and is constantly reviewed in terms of grade control information and reconciliation with the metallurgical plant. In general, the open pits use kriging with post processing by

Uniform Conditioning ("UC") or Localised Uniform Conditioning ("LUC") to generate a recoverable Mineral Resource model where appropriate.

In order to comply with the economic requirement of the definition of Mineral Resource, all our Mineral Resource is constrained at the Mineral Resource gold price, with all other parameters being kept the same as used for estimation of the Mineral Reserve. In the underground gold mines, scoping studies are conducted on all coherent blocks of ground that lie above the calculated Mineral Resource cut-off grade. These studies include all cost and capital requirements to access the block. In the case of open pit operations, pit optimisations are conducted at the Mineral Resource price and all material outside these shells is excluded from the Mineral Resource unless it is potentially mineable from underground.

It is the opinion of AngloGold Ashanti that the Mineral Resource represents a realistic view of an upside potential to the Mineral Reserve. In interpreting the Mineral Resource it is critical to factor in the following:

- That there is a reasonable expectation of economic extraction

- The Mineral Resource is quoted *in situ* and has not been corrected for dilution, mining losses or recovery

- Many of the areas lying in the exclusive Mineral Resource are currently being actively drilled and are the subject of economic and technical studies. It can, however, not be assumed at this stage that the Company has intent to mine these areas

Mineral Resource classification is based on the '15% Rule'. A Measured Mineral Resource should be expected to be within 15% of the quarterly metal estimate at least 90% of the time while, for an Indicated Mineral Resource estimate, the annual metal estimate should be within 15% of the metal estimated at least 90% of the time. For an Inferred Mineral Resource, the annual error may, for 90% of the time, be greater than 15%.

The process and methodology of classification are at the discretion of the Qualified Person and involves expressing the '15% Rule', as a required level of information, which in tangible terms is the spacing of data informing the estimate in a particular deposit.

Techniques such as conditional simulation or even an empirical reconciliation-based approach are employed. However, all Qualified Persons are responsible for demonstrating, through reconciliation, that their classification system conforms to the '15% Rule' set out above.

Final Mineral Resource classification also considers relative confidence in sampling, drilling and assay Quality Assurance/Quality Control (QA/QC) as well as other variables that may impact on confidence in tonnage and grade.

The Inferred Mineral Resource category is intended to cover situations in which a mineral concentration or occurrence has been identified and limited measurements and sampling have been completed, but in which the data are insufficient to allow the geological or grade continuity to be interpreted with confidence. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

The exclusive Mineral Resource consists of one or more of the following components:

- The open pit Mineral Resource between the Mineral Reserve open pit design shell and the Mineral Resource open pit shell defined by the Mineral Resource criteria

- The underground Mineral Resource that lies outside the underground mine design used to generate the Mineral Reserve but within conceptual mineable stope shapes

- Measured and Indicated Mineral Resource inside the Mineral Reserve open pit design that does not meet the Mineral Reserve criteria and has not been incorporated as dilution within the Mineral Reserve

- Inferred Mineral Resource inside the Mineral Reserve open pit design or underground mine design that has not been incorporated as dilution within the Mineral Reserve

- Mineral Resource for which technical studies to generate a Mineral Reserve have not yet been completed, or for which economics support a Mineral Resource but do not meet Mineral Reserve criteria



Administrative information *continued*

- Stockpiles, or tailings dams, that contain mineralised material that qualifies as a Mineral Resource, but not as a Mineral Reserve, to which Mineral Resource criteria and reasonable prospects for economic extraction principles have been applied

Mineral Reserve

The Regulation S-K 1300 definition of a Mineral Reserve is as follows:

"An estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that, in the opinion of the Qualified Person, can be the basis of an economically viable project.

More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted."

Mineral Reserve is defined by studies at pre-feasibility or feasibility level, as appropriate, that include the application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Mineral Reserve is subdivided in order of increasing confidence into Probable Mineral Reserve and Proven Mineral Reserve. Mineral Reserve is aggregated from the Proven and Probable Mineral Reserve categories. A Measured Mineral Resource may be converted to either a Proven Mineral Reserve or a Probable Mineral Reserve depending on uncertainties associated with modifying factors that are taken into account in the conversion from Mineral Resource to Mineral Reserve.

In the underground operations, the Mineral Reserve is based on a full mine design and, in the case of open pits, on a pit optimisation followed by a final pit design. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) according to tonnage, mean grade(s) and contained metal inclusive of mining dilution and mining ore-losses. These modifying factors are based on measurements rather than estimates. Tonnage and grade estimates for surface stockpile materials that meet the Mineral Reserve criteria are itemised separately.

AngloGold Ashanti's Mineral Reserve is an outcome of the Company's business planning process which runs annually. This process operates within a comprehensive framework where all inputs, including costs and capital requirements, are generated by the operation and reviewed at a regional and corporate level within the Company, thereby providing confidence in the estimates.

A Group-wide Mineral Resource to production reconciliation system is also in place whereby the Mineral Resource mined each month is reconciled all the way to the produced gold doré. Oversight for this process is handled at the Group level. Comprehensive sample and assay QA/QC processes are in place, and our laboratories are inspected frequently by on-site teams.

In order to reduce this risk, AngloGold Ashanti limits the use of Inferred Mineral Resource in its Mineral Reserve estimation process but the Inferred Mineral Resource is included in the pit shell or underground extraction shape determination. As such, the Inferred Mineral Resource may influence the extraction shape. The quoted Mineral Reserve from these volumes includes only the converted Measured and Indicated Mineral Resource and no Inferred Mineral Resource is converted to Mineral Reserve. The cash flow analysis does not include the Inferred Mineral Resource in demonstrating the economic viability of the Mineral Reserve.

AngloGold Ashanti requires that the Mineral Reserve that is an outcome of this process is generated at a minimum of a PFS level that demonstrates the viability of the project and meets the Company's investment requirements. This study must be signed off at the appropriate executive level in order to demonstrate an intent on the part of the Company to proceed to the FS level.

Relationship between Exploration Results, Mineral Resource and Mineral Reserve

The relationship between Exploration Results, Mineral Resource and Mineral Reserve figure below sets out the framework for classifying tonnage and grade estimates so as to reflect different levels of geoscientific confidence and different degrees of technical and economic evaluation.

Mineral Resource can be estimated on the basis of geoscientific information with some input from other relevant disciplines. All reports of Mineral Resource must satisfy the requirement that there are reasonable prospects for economic extraction, regardless of the classification of the Mineral Resource. Mineral Reserve, which is modified Indicated and Measured Mineral Resource (shown within the dashed outline), requires consideration of the Modifying Factors affecting extraction.



Increasing level of geoscientific knowledge and confidence
Exploration Results
Mineral Resource
Inferred
Indicated
Measured
Mineral Reserve
Probable
Proven
Reported as *in situ* mineralisation estimates
Reported as mineable production estimates
Consideration of mining, geotechnical, metallurgical, processing, infrastructural, economic, marketing, legal, environmental, social and governmental factors (the 'Modifying Factors')


Glossary of terms and abbreviations

Glossary of terms	
By-products	Any potentially economic or saleable products that emanate from the core process of producing gold or copper, including silver, molybdenum and sulphuric acid.
Capital expenditure	Total capital expenditure on tangible assets which includes stay-in-business and project capital.
Contained gold or copper	The total gold or copper content (tonnes multiplied by grade) of the material being described.
Cut-off grade	The grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing "prospects of economic extraction", the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio.
Depletion	The decrease in quantity of ore in a deposit or property resulting from extraction or production.
Development	The process of accessing a deposit through shafts and/or tunnelling in underground mining operations.
Development stage property	A property that has Mineral Reserve disclosed, but no material extraction.
Doré	Impure alloy of gold and silver produced at a mine to be refined to a higher purity.
Exploration stage property	A property that has no Mineral Reserve disclosed.
Feasibility study (FS)	A comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.

A FS is more comprehensive, and with a higher degree of accuracy, than a PFS. It must contain mining, infrastructure and process designs completed with sufficient rigour to serve as the basis for an investment decision or to support project financing.

The confidence level in the results of a FS is higher than the confidence level in the results of a PFS. Terms such as full, final, comprehensive, bankable, or definitive feasibility study are equivalent to a FS. |
Gold produced	Refined gold in a saleable form derived from the mining process.
Grade	The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne (g/t) or ounces per short tonne of ore (oz/t) for gold- and silver-bearing material, a percentage (%) for sulphur- and copper-bearing material, and as parts per million (ppm) for molybdenum-bearing material.
Indicated Mineral Resource	That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve.
Inferred Mineral Resource	That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resource, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Mineral Reserve.
Initial assessment (also known as a concept study/ scoping study/conceptual study/preliminary economic assessment)	A preliminary technical and economic study of the economic potential of all or parts of mineralisation to support the disclosure of Mineral Resource. The initial assessment must be prepared by a Qualified Person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of Mineral Resource but cannot be used as the basis for disclosure of Mineral Reserve.


Glossary of terms and abbreviations *continued*

Measured Mineral Resource	That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
Metallurgical plant	A processing plant designed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, often valuable by-products).
Metallurgical recovery factor	A measure of the efficiency in extracting gold, silver or copper from the ore.
Modifying factors	The factors that a Qualified Person must apply to Indicated and Measured Mineral Resource and then evaluate in order to establish the economic viability of Mineral Reserve. A Qualified Person must apply and evaluate modifying factors to convert Measured and Indicated Mineral Resource to Proven and Probable Mineral Reserve. These factors include, but are not restricted to: mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property or project.
Open pit mining	An excavation made at the surface of the ground for the purpose of extracting minerals, inorganic and organic, from their natural deposits, which excavation is open to the surface.
Ounce (oz) (Troy)	Imperial measure of mass specifically used for precious metals and still the standard measure of mass in the gold industry. A kilogram is equal to 32.1507 troy ounces. A troy ounce is equal to 31.1035 grams.
Pre-feasibility study (PFS) or a preliminary feasibility study	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified Person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product. A PFS includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a Qualified Person to determine if all or part of the Indicated and Measured Mineral Resource may be converted to Mineral Reserve at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable. A PFS is less comprehensive and results in a lower confidence level than a FS. A PFS is more comprehensive and results in a higher confidence level than an initial assessment.
Probable Mineral Reserve	The economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. The degree of assurance, although lower than that for Proven Mineral Reserve, is high enough to assume continuity between points of observation.
Production stage property	A property with material extraction of Mineral Reserve.
Proven Mineral Reserve	The economically mineable part of a Measured Mineral Resource and can only result from conversion of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors.
Qualified Person	A Qualified Person, in respect of the Company's material properties, is an individual who is (1) a mineral industry professional with at least five years of relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) an eligible member or licensee in good standing of a recognised professional organisation at the time the technical report is prepared. Regulation S-K 1300 details further recognised professional organisations and also relevant experience.
Recovered grade	The recovered mineral content per unit of ore treated.
Region	Defines the operational management divisions within AngloGold Ashanti, namely Africa (DRC, Egypt, Côte d'Ivoire, Ghana, Guinea and Tanzania), Americas (Argentina and Brazil), Australia and Projects (Colombia and the USA).
Regulation S-K 1300	Subpart 1300 of Regulation S-K (17 CFR § 229.1300) which contains the SEC's mining property disclosure requirements for mining registrants.
Shaft	A vertical or subvertical excavation used for accessing an underground mine for transporting personnel, equipment and supplies, for hoisting ore and waste, for ventilation and utilities, and/or as an auxiliary exit.
Stope	An underground excavation where ore is extracted.



Glossary of terms and abbreviations *continued*

Stripping ratio	The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Tailings	Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings storage facility/ facilities (TSF)	Facilities designed to store discarded tailings.
Tonne (t)	Used in metric statistics. Equal to 1,000 kilograms, the International System Units (SI) mass unit.
Tonnage	Quantity of material measured in tonnes.
Underground mining	The extraction of rocks, minerals and industrial materials, other than coal, oil and gas from the Earth by developing entries or shafts from the surface to the seam or deposit before recovering the product by underground extraction methods.
Waste	Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.

Abbreviations and acronyms	
%	Percentage
%Cu	Percentage contained copper
%S	Percentage contained sulphur
$	United States dollar
$/lb	United States dollar per pound
$/oz	United States dollar per ounce
A2X	A2X Market
Ag	Silver
AGA Mineração	AngloGold Ashanti Córrego do Sítio Mineração
ARS	Argentine peso
Au	Gold
AUD	Australian dollars
Barrick	Barrick Gold Corporation
BRL	Brazilian real
CdS	Córrego do Sítio
Centamin	Centamin plc
CEng MIMMM QMR	Chartered Engineer of the Institute of Materials, Minerals and Mining qualified for Minerals Reporting
COP	Colombian peso
Cu	Copper
DRC	Democratic Republic of the Congo
FAIG	Fellow of the Australian Institute of Geoscientists
FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy
FGSSA	Fellow of the Geological Society of South Africa
g	Grams
GSE	Ghana Stock Exchange
Guinea	Republic of Guinea
g/t	Grams per tonne
JSE	Johannesburg Stock Exchange
JV	Joint venture
kg	kilogram
kt	kilotonnes
lb	Pound(s)
LUC	Localised uniform conditioning
m	Metre or million, depending on the context


Glossary of terms and abbreviations *continued*

MAusIMM	Member of the Australasian Institute of Mining and Metallurgy
MAusIMM (CP)	Chartered Professional Member of the Australasian Institute of Mining and Metallurgy
MGSSA	Member of the Geological Society of South Africa
Mlb	Million pounds
Mo	Molybdenum
Moz	Million ounces
Mt	Million tonnes
NSR	Net Smelter Return
NYSE	New York Stock Exchange
oz/t	Ounces per tonne
ppm	Parts per million
Pr. Eng	Professional Engineer
Pr.Sci.Nat	Professional Natural Scientist
QA/QC	Quality Assurance/Quality Control
RCubed	Mineral Resource and Mineral Reserve Reporting System
RRLT	Mineral Resource and Mineral Reserve Leadership Team
S	Sulphur
SACNASP	South African Council for Natural Scientific Professions
SEC	U.S. Securities and Exchange Commission
SME RM	Society for Mining, Metallurgy and Exploration Registered Member
SOX	U.S. Sarbanes-Oxley Act of 2002
UC	Uniform conditioning

Iduapriem, Ghana


Administrative information for Professional Organisations

AIG www.aig.org.au	The Australian Institute of Geoscientists PO Box 576, Crows Nest, NSW 1585, Australia Telephone: +61 2 9431 8662
AusIMM www.ausimm.com	The Australasian Institute of Mining and Metallurgy 204 Lygon Street, Carlton , VIC 3053, Australia Telephone: +61 3 9658 6100
ECSA www.ecsa.co.za	The Engineering Council of South Africa Waterview Corner Building, 2 Ernest Oppenheimer Avenue, Bruma 2198, South Africa Telephone: +27 86 122 5555
GSSA www.gssa.org.za	The Geological Society of South Africa Mandela Mining Precinct, Corner of Rustenburg and Carlow Roads, Melville 2092, South Africa Telephone: +27 11 358 0028
IMMM www.iom3.org	The Institute of Materials, Minerals and Mining 297 Euston Road, London, NW1 3AS, United Kingdom Telephone: +44 020 7451 7300
SACNASP www.sacnasp.org.za	South African Council for Natural Scientific Professions 1 Mark Shuttleworth Street, Lynwood 0087, South Africa Telephone: +27 12 748 6500
SME www.smenet.org	Society for Mining, Metallurgy and Exploration 12 999 E Adam Aircraft Circle, Englewood, CO, 80112, United States of America Telephone: +1 720 574 1256

Notes on the Mineral Resource and Mineral Reserve estimates:

The Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) ("Regulation S-K 1300"). Refer to Item 1300 (Definitions) of Regulation S-K for the meaning of the terms used in AngloGold Ashanti's Mineral Resource and Mineral Reserve reporting. The Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December 2024 and are based on information available at the time of estimation. Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. The Mineral Resource and Mineral Reserve estimates are published at 31 December 2024, taking into account economic assumptions, changes to future production and capital costs, depletion, additions as well as any acquisitions or disposals during 2024. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti's (or its joint venture partners') current mine plans. For the Mineral Reserve, the term "economically viable" means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven Mineral Reserve categories. Mineral Reserve is aggregated from the Probable and Proven Mineral Reserve categories. Ounces of gold or silver or pounds of copper or sulphur included in the Probable and Proven Mineral Reserve are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred, Indicated and Measured Mineral Resource are those contained *in situ* prior to losses during metallurgical treatment. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

If estimations are required to be revised using significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other modifying factors, this could result in the Mineral Resource or Mineral Reserve not being mined or processed profitably, material write-downs of AngloGold Ashanti's investment in mining properties, goodwill and increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain of its Mineral Resource or Mineral Reserve have become uneconomic, this may ultimately lead to a reduction in its aggregate reported Mineral Resource or Mineral Reserve, respectively. Consequently, if AngloGold Ashanti's actual Mineral Resource and Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired.

The pre-feasibility and feasibility studies for undeveloped ore bodies derive estimates of capital expenditure and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to future Mineral Reserve.


Forward-looking statements

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as "believe", "expect", "aim", "anticipate", "intend", "foresee", "forecast", "predict", "project", "estimate", "likely", "may", "might", "could", "should", "would", "seek", "plan", "scheduled", "possible", "continue", "potential", "outlook", "target" or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2023 filed with the United States Securities and Exchange Commission ("SEC") and AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 to be filed with the SEC. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti's future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

NON-GAAP FINANCIAL MEASURES

This document may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.



Corporate directory and contacts

AngloGold Ashanti plc

Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96

Share codes:
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors:
PricewaterhouseCoopers Inc.
PricewaterhouseCoopers LLP

Offices

Registered and Corporate

4th Floor, Communications House
South Street
Staines-upon-Thames
Surrey TW18 4PR
United Kingdom

Telephone: +44 203 968 3320
Fax: +44 203 968 3325

Global headquarters

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America

Telephone: +1 303 889 0700

Australia

Level 10, AMP Building,
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia

Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

South Africa

112 Oxford Road
Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa

Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana

Telephone: +233 303 773400
Fax: +233 303 778155

Directors

Executive

A Calderon (Chief Executive Officer)
GA Doran (Chief Financial Officer)

Non-Executive

JE Tilk (Chairman)
KOF Busia
B Cleaver
AM Ferguson
AH Garner
R Gasant
J Magie
N Newton-King
DL Sands

Company Secretary

C Stead
E-mail
companysecretary@anglogoldashanti.com

Investor Relations contacts

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com

AngloGold Ashanti website

www.anglogoldashanti.com

Share Registrars

United States

Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America

Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2000

Shareholder Online inquiries:
https://www-us.computershare.com/Investor/#Contact

Website:
www.computershare.com/investor

South Africa

Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa

Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com

Ghana

Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana

Telephone: +233 302 689313
Fax: +233 302 689315

Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana

Telephone: +233 302 235814/6
Fax: +233 302 229975

AngloGold Ashanti posts information that may be important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations. Accordingly, investors should visit this website regularly to obtain important information about AngloGold Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.

PUBLISHED BY ANGLOGOLD ASHANTI

